EXHIBIT 99.1

Seabridge Gold Launches Program at KSM to Grow Iron Cap Resource

Iron Cap inferred resource now at 20.0 million ounces of gold and 8.6 billion pounds of copper

TORONTO, June 05, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold announced today two drilling rigs have been mobilized to KSM and drilling has commenced. Three additional rigs will be added when snow conditions permit. In total, Seabridge is budgeting $19.7 million for about 28,000 meters of drilling and surface work in the 2018 exploration program.

The principal objectives for KSM in 2018 are to: (i) complete 21,000 meters of drilling to test the down plunge projection of the high grade core zone of the Iron Cap Deposit to the west of the current resource; (ii) evaluate the relative positioning between Iron Cap resources and the currently planned alignment of the Mitchell-Treaty Tunnel; and (iii) undertake additional geotechnical and model confirmation drilling to help refine engineering parameters for the deposits.

The lower elevation geotechnical and confirmation drilling will proceed first and should be completed by late June, at which time the Iron Cap deposit should be accessible.

Seabridge Chairman and CEO Rudi Fronk commented: “This is an aggressive program at KSM. Our main goal is to bring the Iron Cap resource up to a level where we can assess the significance of its potential contribution to the overall project. We believe that Iron Cap has considerable room to grow and its superior grade and proximity to planned infrastructure could have a major impact on KSM economic projections. The geotechnical and confirmation drilling is dedicated to ensuring that the project is ready for final feasibility work when a partner is secured.” See the news release dated February 13, 2018 for details of the current inferred resource estimate for Iron Cap (1.3 billion tonnes at 0.48 g/t gold and 0.30% copper containing 20.0 million ounces of gold and 8.6 billion pounds of copper).

Exploration activities by Seabridge at the KSM Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. The sampling program includes blank, duplicates and reference standards, with all copper assays that exceed 0.25% Cu re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project and Iskut Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the stated objectives of the 2018 KSM program; (ii) the Iron Cap deposit having considerable room to grow; (iii) the superior grade of the Iron Cap deposit and  its proximity to planned infrastructure potentially having a major impact on KSM economic projections; and (iv) the continuity of mineralization at Iron Cap as projected in the existing Iron Cap resource. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to the presence of projected mineralization, variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2017 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
Rudi Fronk
Chairman and C.E.O.

For further information, please contact:
Rudi Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net